Pricing Supplement dated June 5, 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                    $1,420,000

                                Royal Bank of Canada

                                Buffered Bullish Digital Notes
                                Linked to the United States Natural Gas Fund LP, due July 9, 2010


Royal Bank of Canada is offering the Buffered Bullish Digital Notes (the "notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the notes will not exceed 34% of their principal amount.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Reference Asset:              United States Natural Gas Fund LP (the "Underlying
                              Security")

Bloomberg Ticker:             UNG

Currency:                     U.S. Dollars

Minimum Investment:           $1,000 and minimum denominations of $1,000

Pricing Date:                 June 5, 2009

Issue Date:                   June 10, 2009

CUSIP:                        78008G3R1

Valuation Date:               July 6, 2010

Interest Payable:             None

Digital Coupon:               34%

Payment at Maturity (if       The payment at maturity will be calculated as
held to maturity):            follows:

                              1. If the Final Level is greater than the Initial Level, then the payment at maturity will equal:

                                    Principal Amount + (Principal Amount x
                                                Digital Coupon)

                              2. If the Final Level is less than the Initial Level and greater than or equal to the Buffer Level, then the payment at maturity will equal the principal amount of your notes.

                              3. If the Final Level is less than the Buffer Level, then the payment at maturity will equal:

                              Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)


Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                         Final Level - Initial Level
                                         ---------------------------
                                                 Initial Level

Initial Level:                $14.07

Final Level:                  The closing level of the Reference Asset on the
                              Valuation Date.

Maximum Redemption            34%, the return on the Notes is capped subject to
Amount:                       the Digital Coupon.

Buffer Percentage:            15%

Buffer Level:                 $11.96  (85% of the Initial Level)

Maturity Date:                July 9, 2010, subject to extension for market and
                              other disruptions, as described in the product prospectus supplement.

Term:                         Thirteen (13) months

Principal at Risk:            The notes are NOT principal protected. You may
                              lose a substantial portion of your principal amount at maturity if there is a decrease in the level of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue
                              Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date. The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense. The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or
(iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.


                                                                           Per Note          Total
                                                                           --------          -----
Price to public......................................................         100%       $1,420,000
Underwriting discounts and commission................................        1.50%       $21,300
Proceeds to Royal Bank...............................................       98.50%       $1,398,700

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $15.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of $15.00 per $1,000 principal amount note. The price of the notes also included a profit of $20.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, was $35.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May7, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical levels of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of Initial Level), a Digital Coupon of 34% and that no extraordinary event has occurred.

     Example 1 - Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level (and the Percentage Change at maturity is less than the Digital Coupon).

          Percentage Change:            5%
          Payment at Maturity:          $1,000 + ($1,000 x 34%) = $1,000 + $340
                                        = $1,340

          On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,340, a 34% return on the Notes.


     Example 2 - Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level (and the Percentage Change at maturity is greater than the Digital Coupon).

          Percentage Change:            60%
          Payment at Maturity:          $1,000 + ($1,000 x 34%) = $1,000 + $340
                                        = $1,340

          On a $1,000 investment, a 60% Percentage Change results in a Payment at Maturity of $1,340, a 34% return on the Notes even though the Percentage Change is greater than the Digital Coupon amount of 34%.


     Example 3 - Calculation of the Payment at Maturity where the Final Level is less than the Initial Level and greater than the Buffer Level.

          Percentage Change:            -12%
          Payment at Maturity:          $1,000 + [$1,000 x (-12%)] = $1,000 -
                                        $120 = $880 however, if the Final Level
                                        is less than the Initial Level BUT not
                                        less than the Buffer Level, then the
                                        Payment at Maturity will equal the
                                        Principal Amount.

          On a $1,000 investment, a -12% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.



     Example 4 - Calculation of the Payment at Maturity where the Final Level is less than the Buffer Level.

          Percentage Change:            -25%
          Payment at Maturity:          $1,000 + [$1,000 x (-25% + 15%)] =
                                        $1,000 - $100 = $900

          On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

              ADDITIONAL INFORMATION REGARDING THE REFERENCE ASSET

The summary information below regarding the Underlying Security comes from the issuer's SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Underlying Security with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer's annual report) to obtain an understanding of the issuer's business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

According to publicly available information, United States Natural Gas Fund, LP (the "Fund") is a limited partnership organized on September 11, 2006. The Fund seeks to replicate the performance, net of expenses, of natural gas. The Fund is a commodity pool that issues limited partnership interests ("units") traded on the NYSE Arca, Inc.

The investment objective of the Fund is for the changes in percentage terms of its units' net asset value to reflect the changes in percentage terms of the price of natural gas delivered at the Henry Hub, Louisiana, as measured by the changes in the price of the futures contract for natural gas traded on the New York Mercantile Exchange. The Fund began trading on April 18, 2007. United States Commodity Funds LLC is the Fund's general partner and is responsible for the management of Fund.

Information provided to or filed with the Commission by the Fund pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file number 001-33096.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the calendar quarters beginning April 18, 2007 (the first trading date according to Bloomberg) through June 4, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                     United States Natural Gas Fund LP (UNG)
                                (Apr-07 - Apr-09)
                                 [CHART OMITTED]




    Period-          Period-End           High Intra-Day            Low Intra-Day Price         Period-End Closing
  Start Date            Date               Price of the               of the Reference        Price of the Reference
                                        Reference Stock in              Stock in ($)               Stock in ($)
                                                ($)
  ----------         ----------                 ---                     ------------               ------------
   4/18/2007          6/29/2007                54.68                       42.05                      44.25

   6/30/2007          9/28/2007                45.59                       33.23                      38.25
   9/29/2007         12/31/2007                44.55                       33.58                      36.25

    1/1/2008          3/31/2008                50.12                       36.29                      48.5
    4/1/2008          6/30/2008                63.15                       44.93                      62.97
    7/1/2008          9/30/2008                63.89                       31.2                       33.32
   10/1/2008         12/31/2008                35.25                       21.72                      23.17

    1/1/2009          3/31/2009                25.83                       14.69                      15.2
    4/1/2009           6/4/2009                17.55                       12.69                      14.57


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

     We expect that delivery of the notes will be made against payment for the notes on or about June 10, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                   $1,420,000

                                   [RBC LOGO]



                         Buffered Bullish Digital Notes
        Linked to the United States Natural Gas Fund LP, due July 9, 2010




                                  June 5, 2009